


06005881

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65361

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2005** AND ENDING **DECEMBER 31, 2005**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

DIRECT ACCESS PARTNERS, LLC

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

PROCESSED

14 WALL STREET – 20TH FLOOR

MAY 3 1 2006

THOMSON FINANCIAL

NEW YORK,   **NEW YORK**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BENITO CHINEA   **(212) 513-0002**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023	New York	NY

X   Certified Public Accountant

FOR OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 0 1 2006

BRANCH OF REGISTRATIONS
AND
02   EXAMINATIONS

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, *BENITO CHINEA,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
  DIRECT ACCESS PARTNERS, LLC, as of *DECEMBER 31, 2005,*
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

<p style="text-align:center">N O N E</p>

X _____

Signature

CEO

Title

X _____

Notary Public

_O ;. . . . . . - RIVERA
NOTARY PUB . . . . . NEW JERSEY
No. 23C. . . . . eX County
My Commission expires . . . . 25 . . . 38

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NAME OF ORGANIZATION:_____   *DIRECT ACCESS PARTNERS LLC*_____

ADDRESS: _____*14 Wall Street, New York, NY 10005*_____

DATE: _____**DECEMBER 31, 2005**_____

NEW YORK STOCK EXCHANGE, INC.
20 BROAD STREET - 23rd Floor
NEW YORK, N.Y. 10005

Att: Member Firms Department

Gentlemen:

WE, THE UNDERSIGNED **members or allied members** of **Direct Access Partners LLC** have caused an audit to be made in accordance with the prescribed regulations and have arranged for the prescribed financial report based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial report prepared as of **DECEMBER 31, 2005** represents a true and correct financial statement of our organization and that the report will promptly be made available to those members and allied members whose signatures do not appear below.

_____   _____

_____   _____

_____   _____

I, **BENITO CHINEA,** swear that to the best of my knowledge and belief, the

accompanying financial statements and supporting schedule(s) pertaining to the Firm of

DIRECT ACCESS PARTNERS, LLC, as of **DECEMBER 31, 2005,**

are true and correct. I further swear that neither the Company nor any partner, proprietor,

principal officer, director or member has any proprietary interest in any account classified

solely as that of customer, except as follows:


No Exceptions



(signature)

(Signature)

CEO

(Title)


(signature)

(Notary Public)

LO... ... ... RIVERA
NOTARY P... ... JERSEY
No. 23... ...sex Co...ny
My Commission Expires ...

DIRECT ACCESS PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 223,947
Cash segregated for the exclusive benefit of customers (Note 4)	160,482
Due from clearing broker	190,604
Commissions receivable	228,709
Other assets	37,677
Total assets	**$ 841,419**

LIABILITIES AND MEMBERS' CAPITAL

Liabilities

Accounts payable and accrued expenses	$ 234,794
Due to customers	223,434
Total liabilities	458,228

Commitments and Contingencies (Notes 3 and 6)

Liabilities subordinated to the claims of general creditors

Pursuant to subordinated loan agreement (Note 5)	500,000
Capital (deficit) (Note 7)	(116,809)
Total liabilities and capital	$ 841,419

The accompanying notes are an integral part of this statement.

Note 1 -   **Nature of Business**

Direct Access Partners, LLC, a limited liability company (The "Company") is a New York State company formed in 2002. The Company is a broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange, Inc. ("NYSE") and the National Association of Securities Dealers, Inc. ("NASD").

Note 2 -   **Summary of Significant Accounting Policies**

a)   *Revenue Recognition*

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b)   *Income Taxes*

Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

c)   *Cash and Cash Equivalents*

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d)   *Equipment*

Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

e)   *Use of Estimates*

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 -   **Commitments**

Seat Lease

The Company leases four seats on the New York Stock Exchange. The first lease expires in April, 2006 and calls for payments of $5,000 per month. The second lease expires in June, 2006 and calls for payments of $5,417 per month. The third lease expires in August, 2006 and calls for payments of $5,000 per month. The fourth lease is on a month to month basis, and calls for payments of $5,000 per month.

Office Space

The Company leases its premises under a lease expiring March, 2006. Future approximate minimum rental expense for the fiscal years ended December 31, are:

Year	Amount
2006	$13,500

Note 4-   **Segregated Cash**

The total amount owed to customers, of $160,482, has been segregated into a separate money market cash account.

Note 5 -   **Liabilities Subordinated to the Claims of General Creditors**

The subordinated borrowings due to the owner of the Company are covered by agreements approved by the New York Stock Exchange, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The borrowings, under subordination agreements, as of December 31, 2005, are as follows:

Subordinated loan; due October 18, 2006 (5% interest)	$500,000
	$500,000

In 2005, $5,353 of interest on these borrowings was accrued to the owner of the Company.

Note 6 -   **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

Note 6 -   **Financial Instruments with Off-Balance Sheet Credit Risk (continued)**

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary

Note 7 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2005, the Company had net capital of $275,289, which was $243,391 in excess of its required net capital of $31,898. The Company's net capital ratio was 173.72%.

A copy of the Firm's statement of Financial Condition as of December 31, 2005, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Direct Access Partners, LLC
14 Wall Street – 20th Floor
New York, NY 10005

We have audited the accompanying statement of financial condition of Direct Access Partners, LLC as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Direct Access Partners, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 17, 2006



SECTION 199
WASH, D.C.
MAR 0 1 2006
RECEIVED
SEC MAIL
PROCESSING

DIRECT ACCESS PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

DIRECT ACCESS PARTNERS, LLC
INDEPENDENT AUDITORS' COMMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005





LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Members of
Direct Access Partners, LLC
14 Wall Street – 20th Floor
New York, NY 10005

Gentlemen:

In planning and performing our audit of the financial statements of Direct Access Partners, LLC
for the year ended December 31, 2005, we considered its internal control structure, including
procedures for safeguarding securities, in order to determine our auditing procedures for the
purpose of expressing our opinion of the financial statements and not to provide assurance on the
internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities and Exchange Commission, we
have made a study of the practices and procedures (including tests of compliance with such
practices and procedures) followed by Direct Access Partners, LLC that we considered relevant to
the objectives stated in Rule 17a-5 (g), (1) in making the periodic computations of aggregate
indebtedness and net capital under Rule 17a-3 (a) (II); (2) in complying with the exemptive
provisions of Rule 15c3-3. We did not review the practices and procedures followed by the
Company (1) in making the quarterly securities examinations, counts, verifications, and
comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with
the requirements for prompt payment for securities under Section 8 of Regulation T of the Board
of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical
possession or control of all fully paid and excess margin securities of customers as required by
Rule 15c3-3, because the Company does not carry security accounts for customers or perform
custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal
control structure and the practices and procedures referred to in the preceding paragraph. In
fulfilling this responsibility, estimates and judgments by management are required to assess the
expected benefits and related costs of internal control structure policies and procedures and of the
practices and procedures referred to in the preceding paragraph and to assess whether those
practices and procedures can be expected to achieve the Commission's above mentioned
objectives.

Two of the objectives of an internal control structure and the practices and procedures are to
provide management with reasonable, but not absolute, assurance that assets for which the
Company has responsibility are safeguarded against loss from unauthorized use or disposition and
that transactions are executed in accordance with management's authorization and recorded
properly to permit preparation of financial statements in conformity with generally
accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and
procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that may be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Direct Access Partners, LLC to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing, except as noted in Schedule 1.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (N.Y.)

New York, NY
February 17, 2006